Filed pursuant to Rule 433

Registration No. 333-261972

Relating to Preliminary Prospectus Supplement dated November 6, 2025

Term Sheet

FEDERATIVE REPUBLIC OF BRAZIL—PRICING TERMS

5.500% Global Bonds due 2033

Issuer	Federative Republic of Brazil (“Brazil”)
Transaction	5.500% Global Bonds due 2033 (the “2033 Global Bonds”)
Ratings	Ba1 (stable) / BB (stable) / BB (stable) (Moody’s/S&P/Fitch)*
Distribution	SEC Registered
Total Amount Issued	U.S.$1,500,000,000
Total Gross Proceeds (before fees and expenses)	U.S.$1,477,725,000
Coupon	5.500% per annum, 30/360
Maturity	February 4, 2033
Offering Price	98.515% of the principal amount, plus accrued interest, if any, from November 14, 2025, the date Brazil expects to deliver the 2033 Global Bonds.
Yield to Maturity	5.750% per annum
Benchmark Bond	UST 3.750% due October 31, 2032
Benchmark Price	99-07+
Benchmark Yield	3.876%
Reoffer Spread	187.4 bps
Underwriting Fee	0.200%
Interest Payment Dates	February 4 and August 4 of each year.
First Interest Payment Date	August 4, 2026 (long first coupon)
Use of Proceeds

Brazil intends to use the net proceeds of the sale of the 2033 Global Bonds for repayment of outstanding federal public debt of Brazil.

Brazil intends to allocate from budgetary resources an amount at least equal to the net proceeds from the sale of the 2033 Global Bonds to fund budgetary programs that qualify as eligible expenditures under its Sovereign Sustainable Bond Framework approved on September 5, 2023 (the “Framework”).

Brazil intends to allocate an amount representing a range of between 50% and 60% of the virtual allocation of the net proceeds of the issuance to eligible green project categories under the Framework and a range of between 40% and 50% of the virtual allocation of the net proceeds of the issuance to eligible social project categories under the Framework. Eligible green and social expenditures include disbursements from the date 12 months prior to the issuance date of the 2033 Global Bonds and up to 24 months after the issuance of the 2033 Global Bonds.

Optional Redemption	The 2033 Global Bonds will be subject to redemption at the option of Brazil before maturity, on terms described under “Description of the 2033 Global Bonds—Optional Redemption” in the Prospectus Supplement.
Make-whole spread	30 bps
Pricing Date	November 6, 2025
Settlement Date	November 14, 2025 (T+5)

CUSIP / ISIN	105756CP3 / US105756CP36
Denominations	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof
Listing	Application will be made to list the 2033 Global Bonds on the London Stock Exchange plc for the 2033 Global Bonds to be admitted to trading on the London Stock Exchange plc’s International Securities Market (the “ISM”).
Governing Law	New York Law
Joint Lead Managers and Joint Bookrunners	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC
Underwriting Commitments	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC	U.S.$500,000,000 U.S.$500,000,000 U.S.$500,000,000

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independently of each other securities rating.

A preliminary prospectus supplement, subject to completion, dated November  6, 2025, together with an accompanying prospectus, for the 2033 Global Bonds, is available from the SEC’s website using the following link: https://www.sec.gov/Archives/edgar/data/205317/000119312525268173/d36693d424b5.htm [sec.gov].

The information in the preliminary prospectus supplement and this term sheet is not complete and may be changed. The preliminary prospectus supplement and this term sheet are not offers to sell any securities and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.

The Issuer has filed a registration statement (including a prospectus) and the preliminary prospectus supplement with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may access these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at +1 (800) 831-9146, Deutsche Bank Securities Inc. toll-free at +1 (800) 503-4611, or Goldman Sachs & Co. LLC toll-free at +1 (866) 471-2526.

The 2033 Global Bonds which are the subject of the offering are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the 2033 Global Bonds or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the 2033 Global Bonds or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The 2033 Global Bonds which are the subject of the offering are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor in the UK means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”); or (ii) a customer within the meaning of the provisions of the UK Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the 2033 Global Bonds or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the 2033 Global Bonds or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Neither this term sheet nor any other material relating to the offering has been approved by an authorized person for the purposes of section 21 of the FSMA. This term sheet is only being distributed to and is only directed at (i) persons who are outside the UK or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this term sheet relates will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the same will be engaged in only with, relevant persons. The 2033 Global Bonds which are the subject of the offering will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the 2033 Global Bonds will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this term sheet or any other material relating to the offering.

ANY LEGENDS, DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS TERM SHEET AND SHOULD BE DISREGARDED. SUCH LEGENDS, DISCLAIMERS OR OTHER NOTICES HAVE BEEN AUTOMATICALLY GENERATED AS A RESULT OF THIS TERM SHEET HAVING BEEN SENT VIA BLOOMBERG OR ANOTHER SYSTEM.